UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Azurel, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

9304022

(CUSIP Number)

David Hale, President, International Smart Sourcing, Inc., 320 Broad Hollow Road, Farmingdale, New York 11735 (631) 752-9143

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9304022

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

International Smart Sourcing, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power: 1,682,844

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,682,844

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,682,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

14.	Type of Reporting Person (See Instructions): CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Azurel, Ltd. (“Azurel”).  Azurel’s principal executive offices are located at Empire State Building, 350 Fifth Avenue, Suite 2204, New York, New York  10118

Item 2.	Identity and Background

	(a)	This statement is filed by International Smart Sourcing, Inc. (“ISS”), a Delaware corporation, with respect to the shares of Common Stock directly owned by ISS.

	(b)	The address of the principal business and principal office of ISS is 320 Broad Hollow Road, Farmingdale, New York 11735.

	(c)	The principal business of ISS is (i) the design, marketing and manufacture of control knobs and molded products and (ii) assistance to companies outsourcing their manufacturing to China.

	(d)	During the last five years International Smart Sourcing, Inc. has not been convicted in any criminal proceeding.

(e)

During the last five years, ISS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

	(f)	International Smart Sourcing, Inc.

Item 3.	Source and Amount of Funds or Other Consideration

ISS entered into an exclusive supply agreement with Azurel dated July 7, 1999 (“the Agreement”). Pursuant to the Agreement, ISS loaned $500,000 to Azurel in exchange for the exclusive right to supply Azurel with any and all products imported by or on behalf of Azurel.  In addition, ISS received warrants, expiring December 31, 2004, to purchase 100,000 shares of Azurel common stock at a purchase price of $1.50 per share.

On December 23, 1999, the terms of the loan agreement were extended allowing principal payments to begin on January 15, 2000.  In consideration for extending the principal payments, ISS received an additional 50,000 warrants to purchase shares of Azurel common stock at an exercise price of $1.50 per share.  In June 2000, ISS renegotiated the loans it had made to Azurel. This agreement granted ISS a security interest in the inventory of Azurel as collateral for the loan and accrued interest.  In consideration of the security agreement, ISS granted an extension of maturity of the notes to January 31, 2001.

In February 2001, Azurel declared bankruptcy under Chapter 11 of the Federal bankruptcy code in the Bankruptcy Court for the District of New Jersey, Newark Division. As of December 29, 2000 ISS had reserved for the entire note and interest receivable aggregating $517,616.

On January 29, 2002, the Bankruptcy Court approved Azurel’s Plan of Reorganization.  Pursuant to the terms of the Plan, in July 2002 ISS received 1,682,844 shares of the reorganized debtor which represents approximately 3 shares for each dollar owed to ISS at the time of the filing of the bankruptcy petition, which aggregated to $517,616.

Item 4.	Purpose of Transaction

Except as set forth in Item 3, ISS does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of Azurel, or the disposition of securities of Azurel; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Azurel or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Azurel or any of its subsidiaries; (d) any change in the present board of directors or management of Azurel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Azurel; (f) any other material change in Azurel’s business or corporate structure; (g) changes in the Azurel’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Azurel by any person; (h) causing a class of securities of Azurel to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Azurel becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

Aggregate number of shares beneficially owned by ISS: 1,682,844.   Percentage: 5.5%.  The percentages used herein are calculated based upon the 30,472,343 shares of Common Stock issued and outstanding as of September 18, 2003 as reflected in Azurel’s Form 10-KSBA filed September 29, 2003.  Azurel has not filed any reports on form 10-KSB or 10-QSB after September 29, 2003.

	(b)	1.	Sole power to vote or direct vote: 1,682,844

		2.	Shared power to vote or direct vote: -0-

		3.	Sole power to dispose or direct the disposition: 1,682,844

		4.	Shared power to dispose or direct the disposition: -0-

	(c)	None.

	(d)	None.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the ISS does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Azurel, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2006

Date

International Smart Sourcing, Inc.

Signature

/s/ David Hale

Chairman, President and Acting Chief Financial Officer of International Smart Sourcing. Inc.